

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Jasmin Corp.
Mr. Richard Rappaport
Secretary
1900 Avenue of The Stars,
Los Angeles, CA 90067

> **Re:** **Jasmin Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **Filed September 5, 2017**
> **File No. 333-213425**

Dear Mr. Rappaport:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2017</u>

<u>General</u>

1. We note you have not filed interim reports for the fiscal quarters ended September 30, 2017, and December 31, 2017. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A of the Exchange Act without further delay.

<u>Item 15. Exhibits, page 24</u>

2. Please amend your filing to include Exhibits 31.1, 31.2 and 32.1. Refer to Item 601 of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracie Mariner, Staff Accountant, at (202) 551- 3744 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction